Exhibit 3.4

AMENDMENT TO BYLAWS

OF

VERAZ NETWORKS, INC.

The Bylaws of Veraz Networks, Inc., a Delaware Corporation, are hereby amended as follows:

Article IV, Section 15 of the Bylaws is hereby deleted and replaced by the following:

Section 15. Number And Term Of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.